Filed by Penn Virginia Resource Partners, L.P. pursuant to Rule 425 under the

Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Penn Virginia GP Holdings, L.P.

Commission File No.: 001-33171

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): February 7, 2011

Penn Virginia GP Holdings, L.P.

(Exact Name of Registrant as Specified in Charter)

Delaware	1-33171	20-5116532
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

Five Radnor Corporate Center, Suite 500 100 Matsonford Road, Radnor, Pennsylvania		19087
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s telephone number, including area code: (610) 975-8200

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01 Other Events.

On February 1, 2011, Penn Virginia GP Holdings, L.P. (“Holdings”) entered into a Memorandum of Understanding (“MOU”) together with Penn Virginia Resource Partners, L.P. (the “Partnership”) Penn Virginia Resource GP, LLC (the “Partnership GP”), PVR Radnor LLC, PVG GP, LLC (“Holdings GP”), the individual directors of Holdings GP, (collectively, “Defendants”) and plaintiffs Kevin Epoch, Sanjay Israni and Anita Scheifele, purported Holdings unitholders (collectively, “Plaintiffs”). The MOU concerns the settlement of certain litigation relating to the Agreement and Plan of Merger, dated September 21, 2010 by and between the Partnership, the Partnership GP, Holdings, Holdings GP and PVR Radnor LLC (the “Merger Agreement”).

As previously disclosed in the joint proxy statement/prospectus of the Partnership and Holdings filed with the Securities and Exchange Commission on December 23, 2010 (the “Joint Proxy Statement/Prospectus”), Plaintiffs, as purported Holdings unitholders, filed various putative class action complaints against the Partnership, the Partnership GP, Holdings, Holdings GP, and certain of Holdings GP’s directors and officers. On October 1, 2010, a putative class action complaint was filed by a purported Holdings unitholder against Holdings, the Partnership and certain of Holdings GP’s directors in the Court of Common Pleas of Delaware County, Pennsylvania under the caption Epoch v. Penn Virginia GP Holdings, L.P., et al. The complaint alleges, among other things, that certain of the Defendants breached their fiduciary duties to Holdings’ public unitholders in connection with the merger by, among other things, accepting insufficient consideration and engaging in a flawed process and that certain of the Defendants aided and abetted those breaches. The complaint sought an order certifying a class consisting of all Holdings public unitholders, enjoining the consummation of the merger, rescinding the merger, directing the board of directors of Holdings GP to obtain a transaction that is in the best interests of the Holdings unitholders and an award of attorneys’ fees and costs.

On November 15, 2010, the purported plaintiff filed an amended complaint. The amended complaint alleges that certain of the purported Defendants breached their duties to Holdings’ unitholders pursuant to Holdings’ amended and restated partnership agreement in connection with the merger by, among other things, engaging in a flawed process and failing to provide material information and/or providing materially misleading information to Holdings unitholders in connection with their vote on the merger and that certain of the Defendants aided and abetted those breaches. The amended complaint also alleges that certain of the purported Defendants breached the implied covenant of good faith and fair dealing that arises from Holdings’ amended and restated partnership agreement. Among other things, the amended complaint seeks an order certifying a class consisting of all Holdings public unitholders, enjoining the consummation of the merger preliminarily and permanently, rescinding the merger, awarding damages and awarding attorneys’ fees and costs.

On October 6, 2010, a putative class action complaint was filed by a purported Holdings unitholder against Holdings, Holdings GP, the Partnership, the Partnership GP, PVR Radnor LLC and certain of Holdings GP’s officers and directors in the Court of Common Pleas of Delaware County, Pennsylvania under the caption Scheifele v. Shea, et al. In the complaint, the plaintiff alleges that certain of the Defendants breached their fiduciary duties to Holdings’ public unitholders in connection with the merger by, among other things, means of an unfair process and an unfair price and that certain of the Defendants aided and abetted those breaches. Among other things, the complaint seeks an order certifying a class consisting of all Holdings public unitholders, enjoining the merger preliminarily or permanently, rescinding the merger, awarding damages and awarding attorneys’ fees and costs.

On February 1, 2011, the parties to the Epoch and Scheifele actions described above entered into the MOU to settle the litigation in its entirety. The MOU provides that the parties will seek dismissal with prejudice of the litigation and a release of the Defendants from all present and future claims asserted in the litigation in exchange for a supplemental disclosure to the Joint Proxy Statement/Prospectus. The supplemental disclosure is set forth in a joint proxy statement/prospectus supplement filed with the Securities and Exchange Commission on February 3, 2011.

In addition, in connection with the proposed settlement, the parties contemplate that Plaintiffs’ counsel will petition the court for an award of attorneys’ fees and expenses to be paid by the Defendants (or their insurers). The MOU is subject to a number of conditions, including, without limitation, completion of certain discovery by the plaintiffs, the drafting and execution of a formal Stipulation of Settlement, the consummation of the merger and court approval of the proposed settlement. There is no assurance that these conditions will be satisfied.

The foregoing description of the MOU does not purport to be complete and is qualified in its entirety by reference to the MOU, which is filed as Exhibit 10.1 hereto and is incorporated into this report by reference.

The Partnership and Holdings have filed a joint proxy statement/prospectus, a joint proxy statement/prospectus supplement and other documents with the SEC in relation to their proposed merger. Investors are urged to read these documents carefully because they contain important information regarding the Partnership, Holdings and the transaction. A definitive joint proxy statement/prospectus and joint proxy statement/prospectus supplement have been sent to unitholders of the Partnership and

Holdings seeking their approvals as contemplated by the Merger Agreement. Investors may obtain a free copy of the joint proxy statement/prospectus, joint proxy statement/prospectus supplement and other documents containing information about the Partnership or Holdings, without charge, at the SEC’s website at www.sec.gov. Copies of the joint proxy statement/prospectus, the joint proxy statement/prospectus supplement and the SEC filings incorporated by reference in those documents may also be obtained free of charge by contacting Investor Relations at (610) 975-8204 or invest@pvrpartners.com or by accessing www.pvresource.com or www.pvgpholdings.com.

The Partnership, Holdings and the officers and directors of the general partner of each partnership may be deemed to be participants in the solicitation of proxies from their security holders. Information about these entities and persons can be found in the Partnership’s and Holdings’ Annual Reports on Form 10-K for the year ended December 31, 2009. Additional information about such entities and persons may also be obtained from the joint proxy statement/prospectus and the joint proxy statement/prospectus supplement.

Item 9.01 Financial Statements and Exhibits.

(d)	Exhibits.

10.1	Memorandum of Understanding, dated February 1, 2011.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PENN VIRGINIA GP HOLDINGS, L.P.

By:	PVG GP, LLC
its General Partner

	By:	/s/ Bruce D. Davis, Jr.
BRUCE D. DAVIS, JR.
Executive Vice President and General Counsel

Dated: February 7, 2011

EXHIBIT INDEX

(d)	Exhibits.

10.1	Memorandum of Understanding, dated February 1, 2011.

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